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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
                                (AMENDMENT NO. 3)

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            COLLAGEN AESTHETICS, INC.
                            (Name of Subject Company)

                               INAMED CORPORATION
                         INAMED ACQUISITION CORPORATION
                                    (Bidders)

                          Common Stock, $.01 Par Value
                         Preferred Share Purchase Rights
                        (Title of Classes of Securities)

                                    194194106
                      (CUSIP Number of Class of Securities)

                               Ilan K. Reich, Esq.
                                    President
                               Inamed Corporation
                           1120 Avenue of the Americas
                                   Suite 4000
                            New York, New York 10036
                                 (212) 626-6800
                  (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copies to:

                             Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                            New York, New York 10005
                                 (212) 530-5000
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                                  TENDER OFFER

      This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on August 4, 1999, as amended by Amendment No. 1 to Schedule 14D-1 filed with the Commission on August 5, 1999 and Amendment No. 2 to Schedule 14D-1 filed with the Commission on August 23, 1999 (as so amended, the "Schedule 14D-1" ), filed by Inamed Corporation, a Delaware corporation ("Parent"), and Inamed Acquisition Corporation ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Parent, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Collagen Aesthetics, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Amended and Restated Preferred Share Rights Agreement, dated as of May 6, 1999, between the Company and The Bank of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $16.25 per Share (and associated Right), net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used herein but not defined herein have the meanings specified for such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 4.     SOURCES AND AMOUNT OF FUNDS

            Item 4 of the Schedule 14D-1 is hereby amended and supplemented to include the following:

             Reference is hereby made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase. On September 1, 1999, Parent and Purchaser entered into a loan agreement (the "Loan Agreement"), by and among Parent and Purchaser, as Borrowers, the lenders listed on the signature pages thereto, as the Initial Lenders, and Ableco Finance LLC, as the administrative agent. Pursuant to the Loan Agreement, Parent has issued senior secured bridge notes in an aggregate principal amount of $155,000,000.


ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

            Item 6 of the Schedule 14D-1 is hereby amended and supplemented to include the following:

            (a) At 12:00 midnight, New York City time, on Tuesday, August 31, 1999, the Offer expired. Based on a preliminary count, approximately 8,049,603 Shares were tendered and not withdrawn (including 27,667 Shares subject to guaranteed delivery) pursuant to the Offer, representing approximately 92.89% of the outstanding Shares.

            All Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A copy of a joint press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(13).

ITEM 10.    ADDITIONAL INFORMATION.

            Item 10 of the Schedule 14D-1 is hereby amended and supplemented to include the following:


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            At 12:00 midnight, New York City time, on Tuesday, August 31, 1999, the Offer expired. All Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment.


ITEM 11.    EXHIBITS

            Item 11 of the Schedule 14D-1 is hereby amended by adding the following new Exhibit:


            (a)(13) Text of Press Release issued by Parent and the Company on September 1, 1999.



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                                   SIGNATURES


            After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 1999

                                    INAMED CORPORATION

                                    By:  /s/ Ilan K. Reich
                                         ------------------------------
                                         Name: Ilan K. Reich
                                         Title:  President


                                    INAMED ACQUISITION CORPORATION

                                    By:  /s/ Ilan K. Reich
                                         ------------------------------
                                         Name: Ilan K. Reich
                                         Title:  President


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                                 EXHIBITS INDEX

Exhibit
Number                                Title

(a)(1)      Offer to Purchase, dated August 4, 1999.*

(a)(2)      Letter of Transmittal.*

(a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(4) Letter to Clients for Use by Brokers, Dealers, Commercial banks, Trust Companies and Nominees.*

(a)(5)      Notice of Guaranteed Delivery.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)      Text of press release issued by Parent on August 2, 1999.*

(a)(8)      Text of press release issued by the Company on August 2, 1999.*

(a)(9)      Text of press release issued by Parent on August 4, 1999.*

(a)(10)     Form of Summary Advertisement dated August 4, 1999.*

(a)(11)     Text of press release issued by the Company on August 5, 1999.**

(a)(12) Text of press release issued by Parent and the Company on August 23, 1999.***

(a)(13) Text of Press Release issued by Parent and the Company on September 1, 1999.

(b)(1) Commitment Letter, dated as of July 23, 1999, from Cerberus Capital Management, L.P.*

(b)(2) Amendment to Commitment Letter, dated July 30, 1999, from Inamed Corporation and acknowledged and confirmed by Cerberus Capital Management, L.P.*

(c)(1) Agreement and Plan of Merger, dated as of July 31, 1999, by and among the Company, Purchaser and Parent.*

(c)(2) Confidentiality Agreement, dated as of April 23, 1999, between the Company and Parent.*

(d)         Not applicable.

(e)         Not applicable.


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(f)         Not applicable.

*     Previously filed as an exhibit to the Schedule 14D-1.

**    Previously filed as an exhibit to Amendment No. 1 to the Schedule 14D-1.

***   Previously filed as an exhibit to Amendment No. 2 to the Schedule 14D-1.


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